RAYTECH HOLDING LIMITED

May 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Raytech Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-275197) Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Raytech Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on May 13, 2024, or as soon thereafter as practicable.

If you have any further questions, please contact the Company’s U.S. securities counsel, Anna J. Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

Raytech Holding Limited

By:	/s/ Tim Hoi Ching
Name:	Tim Hoi Ching
Title:	Chief Executive Officer, Chairman and Director

[Signature Page to the Request for Acceleration of Effectiveness]